UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 1, 2024

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Forms 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 2.02 Results of Operations and Financial Condition.

On May 1, 2024, John Bean Technologies Corporation (the “Company”) issued a press release announcing financial results for its first quarter ended March 31, 2024. The press release is attached hereto as Exhibit 99.1.

The information, including Exhibit 99.1, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the Securities and Exchange Commission shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued May 1, 2024

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

John Bean Technologies Corporation

Date: May 1, 2024	By:	/s/ Jessi L. Corcoran
	Name	Jessi L. Corcoran
	Title	Vice President, Corporate Controller and duly authorized officer
(Principal Accounting Officer)

Exhibit 99.1

News Release

JBT Corporation

70 W. Madison

Suite 4400

Chicago, IL 60602

JBT Corporation Reports First Quarter 2024 Results and Reiterates Full Year 2024

Adjusted EBITDA and Adjusted EPS Guidance

First Quarter Highlights: (Results are from continuing operations with comparisons to the prior year period)

•	Revenue of $392 million increased 1 percent

•	Income from continuing operations of $23 million and earnings per share of $0.71 increased 33 percent and 34 percent, respectively

•	Adjusted EBITDA of $57 million increased 6 percent and adjusted EBITDA margin of 14.6 percent increased 60 basis points

•	Adjusted earnings per share of $0.85 increased 39 percent

•	Executed definitive transaction agreement related to the combination with Marel hf. (Marel) and advanced multiple regulatory work streams

CHICAGO, May 1, 2024 - JBT Corporation (NYSE: JBT), a leading global technology solutions provider to high-value segments of the food & beverage industry, today reported results for the first quarter of 2024.

“JBT’s financial results for the first quarter, which is typically the seasonally slowest quarter, were in line with our expectations,” said Brian Deck, President and Chief Executive Officer. “We are executing on our pure-play strategy and focusing on continuous improvement efforts within our operations, as demonstrated by JBT’s sixth consecutive quarter of year-over-year improvement in margins.”

Comparisons in this news release are to the comparable period of the prior year, unless otherwise noted. An earnings presentation with supplemental information is also available on the Company’s Investor Relations website at https://ir.jbtc.com/events-and-presentations/.

First Quarter 2024 Results

AeroTech’s financial results were transitioned to discontinued operations beginning in the second quarter of 2023, and prior period financial results have been recast accordingly. The below paragraphs reflect JBT’s results from continuing operations.

“As expected, JBT’s margins improved year over year primarily driven by cost savings from our supply chain initiatives and restructuring program,” said Matt Meister, Executive Vice President and Chief Financial Officer.

First quarter 2024 revenue of $392 million increased 1 percent year over year. Income from continuing operations of $23 million increased 33 percent. Adjusted EBITDA of $57 million increased 6 percent, and adjusted EBITDA margin of 14.6 percent increased 60 basis points. During the first quarter of 2024, JBT completed actions related to its restructuring program, resulting in approximately $1 million expense in the quarter and cumulative expense of approximately $18 million. JBT realized approximately $4 million in restructuring savings during the quarter and is on track to achieve cumulative annual run-rate cost savings of approximately $18 million exiting the second quarter of 2024.

First quarter 2024 diluted earnings per share (EPS) of $0.71 increased 34 percent, and adjusted EPS of $0.85 increased 39 percent. Included in EPS was a $9 million improvement, or approximately $0.22 per share, from net interest expense.

First quarter 2024 backlog totaled $664 million, and orders of $389 million decreased 4 percent due to select market softness in North America, including timing of warehouse automation orders and continuation of the slower investment profile in the poultry market. That said, North American poultry market fundamentals have continued to improve, leading to better cash flow and profitability as well as a more positive sentiment for investment among JBT customers. As such, JBT’s pipeline activity is improving, which is expected to translate to increased orders during the second quarter of 2024.

JBT generated first quarter 2024 operating cash flow from continuing operations of $10 million and free cash flow of $1 million. JBT’s net leverage ratio was 0.6x net debt to trailing twelve months adjusted EBITDA.

2024 Outlook

For the full year 2024, JBT continues to expect solid year-over-year revenue growth and margin expansion. Revenue guidance was updated to reflect current expectations for foreign exchange translation, while the forecast for year-over-year organic revenue growth remains 4 - 6 percent.

Full year guidance for income from continuing operations and GAAP EPS was updated to reflect current expectations of $30 - $35 million for M&A related costs, an estimated $4 million net interest expense impact from the new bridge financing facility secured in anticipation of the combination with Marel, and an expected discrete tax benefit of $8 - $9 million from tax planning actions. These anticipated costs and the discrete tax benefit do not impact adjusted EBITDA or adjusted EPS, which remain unchanged from the previous guidance.

Additionally, JBT’s full year forecast for net interest income is now approximately $2 million, which includes the $4 million estimated impact from bridge financing costs. The expected tax rate remains 22 - 23 percent, which is prior to any discrete items.

Guidance
$ millions except EPS	FY 2024
Revenue	$1,735 - $1,765
Income from continuing operations	$142 - $154
Adjusted EBITDA(1)	$295 - $310
Adjusted EBITDA margin	17.0 - 17.5%
GAAP EPS	$4.40 - $4.80
Adjusted EPS(1)	$5.05 - $5.45

(1)	Non-GAAP figure. Please see supplemental schedules for adjustments and reconciliations.

JBT continues to forecast a revenue split of approximately 47 percent in the first half of 2024 with approximately 53 percent in the second half of 2024. JBT continues to expect margin improvement during each sequential quarter in 2024 as market conditions are expected to improve and strategic sourcing actions flow through to the results.

Combination with Marel

On April 4, 2024, JBT and Marel (ICL: Marel) executed a definitive transaction agreement related to JBT’s previously announced intention to make a voluntary takeover offer for all of the issued and outstanding shares of Marel. The transaction agreement included the terms of the offer and other important governance, social, and operating items relating to the proposed business combination.

JBT and Marel completed confirmatory due diligence, which reaffirmed JBT’s belief in the compelling industrial logic of the combination as well as the value creating opportunities. As a result of operating scale and efficiencies, JBT continues to expect annual run-rate cost synergies of more than $125 million within three years following the completion of the transaction. JBT anticipates approximately 55 percent of the cost synergies will be driven by operating expense savings with approximately 45 percent driven by cost of goods sold savings. JBT also expects substantial revenue synergies from cross-selling opportunities, enhanced service, and an overall improved value proposition.

Additionally, JBT and Marel have made significant progress towards the launch of the offer. In mid-April 2024, JBT initiated the review process of the offer document and prospectus with the Icelandic Financial Supervisory Authority of the Central Bank of Iceland (FSA). In May 2024, JBT expects to file a Registration Statement on Form S-4, which will contain a preliminary proxy statement/prospectus, with the U.S. Securities and Exchange Commission (SEC). Upon receipt of FSA approval of the offer document and prospectus, JBT expects to promptly launch the voluntary takeover offer. While the timeline to close the transaction remains primarily dependent on the regulatory clearance process, including those required under antitrust and competition laws, JBT continues to plan for a transaction close by the end of 2024.

First Quarter 2024 Earnings Conference Call

A conference call is scheduled for 9:30 a.m. ET on Thursday, May 2, 2024, to discuss first quarter 2024 results. Participants may access the conference call through online registration at https://registrations.events/direct/Q4I7676699. A simultaneous webcast and audio replay of the call will be available on the Company’s Investor Relations website at https://ir.jbtc.com/events-and-presentations/.

##

JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT employs approximately 5,100 people worldwide and operates sales, service, manufacturing and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com.

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Notices

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States, Iceland, the Netherlands, or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007, as amended. In connection with the offer, JBT is expected to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. Additionally, JBT has filed with the FSA for approval a draft prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the proposed offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the prospectus). JBT has also filed a draft offer document with the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/ PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following approval by the FSA, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at www.jbtc.com as well as a free copy of the offer document, which will also be sent in hard copy to all registered shareholders of Marel.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Investors & Media:

Kedric Meredith

(312) 861-6034

kedric.meredith@jbtc.com

Marlee Spangler

(312) 861-5789

marlee.spangler@jbtc.com

JBT CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited and in millions, except per share data)

	Three Months Ended March 31,
	2024	2023
Revenue	$392.3	$388.5
Cost of sales	252.0	255.6

Gross profit	140.3	132.9
Gross profit %	35.8%	34.2%
Selling, general and administrative expense	110.1	103.7
Restructuring expense	1.1	0.8

Operating income	29.1	28.4
Operating income %	7.4%	7.3%
Pension expense, other than service cost	1.0	0.2
Interest (income) expense, net	(2.8)	6.5

Income from continuing operations before income taxes	30.9	21.7
Income tax provision	8.1	4.6
Equity in net earnings of unconsolidated affiliate	(0.1)	—

Income from continuing operations	22.7	17.1
Income from discontinued operations, net of taxes	0.1	10.1

Net income	$22.8	$27.2

Basic earnings per share from:
Continuing operations	$0.71	$0.53
Discontinued operations	—	0.32

Net income	$0.71	$0.85

Diluted earnings per share from net income from:
Continuing operations	$0.71	$0.53
Discontinued operations	—	0.32

Net income	$0.71	$0.85

Weighted average shares outstanding:
Basic	32.0	32.0
Diluted	32.2	32.1
Other business information from continuing operations:
Inbound orders	$388.5	$405.9
Orders backlog	$663.6	$678.3

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF DILUTED EARNINGS PER SHARE TO ADJUSTED DILUTED EARNINGS PER SHARE

(Unaudited and in millions, except per share data)

	Three Months Ended March 31,
	2024	2023
Income from continuing operations	$22.7	$17.1
Non-GAAP adjustments
Restructuring related costs(1)	1.1	0.8
M&A related costs(2)	5.2	2.5
Impact on tax provision from Non-GAAP adjustments(3)	(1.6)	(0.9)

Adjusted income from continuing operations	$27.4	$19.5

Income from continuing operations	$22.7	$17.1
Total shares and dilutive securities	32.2	32.1

Diluted earnings per share from continuing operations	$0.71	$0.53

Adjusted income from continuing operations	$27.4	$19.5
Total shares and dilutive securities	32.2	32.1

Adjusted diluted earnings per share from continuing operations	$0.85	$0.61

(1)	Includes restructuring expense as well as any charges reported in cost of products for restructuring related inventory write-offs.
(2)

M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy.

(3)	Impact on tax provision was calculated using the enacted rate for the relevant jurisdiction for each period shown.

The above table reports adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations, which are non-GAAP financial measures. We use these measures internally to make operating decisions and for the planning and forecasting of future periods, and therefore provide this information to investors because we believe it allows more meaningful period-to-period comparisons of our ongoing operating results, without the fluctuations in the amount of certain costs that do not reflect our underlying operating results.

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

(Unaudited and in millions)

	Three Months Ended March 31,
	2024	2023
Income from continuing operations	$22.7	$17.1
Income tax provision	8.1	4.6
Interest (income) expense, net	(2.8)	6.5
Depreciation and amortization	22.1	22.7

EBITDA from continuing operations	50.1	50.9
Restructuring related costs(1)	1.1	0.8
Pension expense, other than service cost	1.0	0.2
M&A related costs(2)	5.2	2.5

Adjusted EBITDA from continuing operations	$57.4	$54.4

Total revenue	$392.3	$388.5
Adjusted EBITDA %	14.6%	14.0%

(1)	Includes restructuring expense as well as any charges reported in cost of products for restructuring related inventory write-offs.
(2)

M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy.

The above table reports EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. Given the Company’s focus on growth through acquisitions, management believes EBITDA facilitates an evaluation of business performance while excluding the impact of amortization due to the step up in value of intangible assets, and the depreciation of fixed assets. We use Adjusted EBITDA internally to make operating decisions and believe that adjusted EBITDA is useful to investors as a measure of the Company’s operational performance and a way to evaluate and compare operating performance against peers in the Company’s industry.

JBT CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited and in millions)

	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	$479.0	$483.3
Trade receivables, net of allowances	299.3	288.9
Inventories	250.2	238.9
Other current assets	73.9	89.1

Total current assets	1,102.4	1,100.2
Property, plant and equipment, net	246.7	248.0
Other assets	1,341.6	1,362.2

Total assets	$2,690.7	$2,710.4

Liabilities and Stockholders’ Equity
Accounts payable, trade and other	$142.4	$134.6
Advance and progress payments	161.1	172.0
Other current liabilities	162.6	177.8

Total current liabilities	466.1	484.4
Long-term debt, less current portion	647.0	646.4
Accrued pension and other post-retirement benefits, less current portion	23.3	24.6
Other liabilities	63.2	66.1
Common stock and additional paid-in capital	222.4	221.1
Retained earnings	1,483.1	1,463.6
Accumulated other comprehensive loss	(214.4)	(195.8)

Total stockholders’ equity	1,491.1	1,488.9

Total liabilities and stockholders’ equity	$2,690.7	$2,710.4

JBT CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and in millions)

	Three Months Ended March 31,
	2024	2023
Cash flows from continuing operating activities
Net income	$22.8	$27.2
Less: Income from discontinued operations, net of taxes	0.1	10.1

Income from continuing operations	22.7	17.1
Adjustments to reconcile income to cash provided by operating activities
Depreciation and amortization	22.1	22.7
Stock-based compensation	4.2	2.3
Other	2.4	2.8
Changes in operating assets and liabilities
Trade accounts receivable, net	(14.2)	(0.2)
Inventories	(13.2)	(14.5)
Accounts payable, trade and other	8.6	(22.1)
Advance and progress payments	(7.9)	21.2
Other - assets and liabilities, net	(14.3)	(17.9)

Cash provided by continuing operating activities	10.4	11.4

Cash flows from continuing investing activities
Proceeds from sale of AeroTech, net	2.8	—
Acquisitions, net of cash acquired	—	(1.1)
Capital expenditures	(10.5)	(16.3)
Other	0.5	0.1

Cash required by continuing investing activities	(7.2)	(17.3)

Cash flows from continuing financing activities
Net payments for domestic credit facilities	—	(25.7)
Dividends	(3.2)	(3.2)
Other	(2.9)	(1.1)

Cash required by continuing financing activities	(6.1)	(30.0)

Net decrease in cash and cash equivalents from continuing operations	(2.9)	(35.9)
Net cash required by discontinued operations	(0.2)	8.6
Effect of foreign exchange rate changes on cash and cash equivalents	(1.2)	(0.1)

Net decrease in cash and cash equivalents	(4.3)	(27.4)
Cash and cash equivalents from continuing operations, beginning of period	483.3	71.7
Add: Cash and cash equivalents from discontinued operations, beginning of period	—	1.4
Add: Net decrease in cash and cash equivalents	(4.3)	(27.4)
Less: Cash and cash equivalents from discontinued operations, end of period	—	(1.8)

Cash and cash equivalents from continuing operations, end of period	$479.0	$43.9

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

FREE CASH FLOW

(Unaudited and in millions)

	Three Months Ended March 31,
	2024	2023
Cash provided by continuing operating activities	$10.4	$11.4
Less: capital expenditures	10.5	16.3
Plus: proceeds from disposal of assets	0.5	0.1
Plus: pension contributions	0.3	0.3

Free cash flow (FCF)	$0.7	$(4.5)

The above table reports free cash flow, which is a non-GAAP financial measure. We use free cash flow internally as a key indicator of our liquidity and ability to service debt, invest in business combinations, and return money to shareholders and believe this information is useful to investors because it provides an understanding of the cash available to fund these initiatives. For free cash flow purposes, we consider contributions to pension plans to be more comparable to payment of debt, and therefore exclude these contributions from the calculation of free cash flow.

JBT CORPORATION

NET DEBT CALCULATION

(Unaudited and in millions)

	As of Quarter Ended			Change From
	Q1 2024	Q4 2023	Q1 2023	PQ	PY
Total debt	$647.0	$646.4	$957.3	$0.6	$(310.3)
Cash and marketable securities(1)	(479.0)	(483.3)	(44.4)	4.3	(434.6)

Net debt	$168.0	$163.1	$912.9	$4.9	$(744.9)

JBT CORPORATION

BANK TOTAL NET LEVERAGE RATIO CALCULATION

(Unaudited and in millions)

Q1 2024
Total debt	$647.0
Cash and marketable securities	(479.0)

Net debt	168.0
Other items considered debt under the credit agreement	15.9

Consolidated total indebtedness(1)	$183.9

Trailing twelve months Adjusted EBITDA from continuing operations	276.1
Other adjustments net to earnings under the credit agreement	2.4

Consolidated EBITDA(1)	$278.5

Bank total net leverage ratio (Consolidated Total Indebtedness / Consolidated EBITDA)	0.7
Total net debt to trailing twelve months Adjusted EBITDA from continuing operations	0.6

(1)	As defined in the credit agreement.

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

TO ADJUSTED DILUTED EARNINGS PER SHARE GUIDANCE

(Unaudited and in cents)

Guidance
Full Year 2024
Diluted earnings per share from continuing operations	$4.40 - $4.80
Non-GAAP adjustments
Restructuring related costs(1)	0.03
M&A related costs(2)	1.00
Bridge financing fees and related costs(3)	0.12
Impact on tax provision from Non-GAAP adjustments(4)	(0.25)
Impact on tax provision from tax planning actions(5)	(0.25)

Adjusted diluted earnings per share from continuing operations	$5.05 - $5.45

JBT CORPORATION

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA GUIDANCE

(Unaudited and in millions)

Guidance
Full Year 2024
Income from continuing operations	$142.0 - $154.0
Income tax provision(4)	31.5 - 34.5
Interest income, net	~ (2.0)
Depreciation and amortization	~ 90.0

EBITDA from continuing operations	261.5 - 276.5
Restructuring related costs(1)	~ 1.0
Pension expense, other than service cost	—
M&A related costs(2)	~ 32.5

Adjusted EBITDA from continuing operations	$295.0 - $310.0

(1)

Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(2)

M&A related costs is estimated to be $30 - 35 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(3)

Bridge financing fees and related costs is estimated to be approximately $4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(4)	Impact on tax provision was calculated using the Company’s effective tax rate of approximately 22 to 23%.
(5)

Impact on tax provision from tax planning actions is estimated to be $8 - 9 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.